Exhibit 99.1

EXPLANATION OF RESPONSES

(1)	On November 21, 2019, in connection with the sale of shares of common stock of the Company (“Common Stock”) previously reported, each of Friedman Fleischer & Lowe Capital Partners II, L.P. (“CP II”), FFL Parallel Fund II, L.P. (“PF II”), FFL Executive Partners II, L.P. (“EP II” and together with CP II and PF II, the “FFL Funds”) distributed an aggregate of 250,157 shares of Common Stock to certain of their partners (the “Initial Distribution”). In connection with the Initial Distribution, Friedman Fleischer & Lowe GP II, L.P. (“GP II L.P.”)., the general partner of each of the FFL Funds, acquired direct ownership of shares of Common Stock. On November 21, 2019, GP II L.P. distributed the shares of Common Stock acquired by it pursuant to the Initial Distribution to certain of its partners (the “GP II L.P. Distribution” and, together with the Initial Distribution, the “Distribution”). The respective partners of the FFL Funds and GP II L.P. receiving shares in the Distribution did not furnish any consideration in exchange for such shares.
(2)	Held directly by CP II.
(3)	Solely for purposes of Section 16 of the Securities Exchange Act of 1934, each of the FFL Funds, GP II L.P. and Friedman Fleischer & Lowe GP II, LLC (“GP II LLC” and, together with the FFL Funds and GP II L.P., the “FFL Reporting Persons”), may be deemed to be directors-by-deputization. Each Reporting Person expressly disclaims beneficial ownership of the shares except to the extent of such Reporting Person’s pecuniary interest therein. See Exhibit 99.3.
(4)	Held directly by PF II.
(5)	Held directly by EP II.